22003419

ISSION

SEC
Mail Processing
Section

FEB 2 5 2022

Washington DC
413

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SEC FILE NUMBER
8-66128

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ridgeview Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

723 W Pacific Avenue, Suite 100
(No. and Street)

Salt Lake City, UT 84104
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

C. Burton Stohl	801-456-1400	bstohl@ridgeviewcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BKD
(Name – if individual, state last, first, and middle name)

250 East 200 South, Suite 1200	Salt Lake City, UT 84111		
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, C. Burton Stohl, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ridgeview Capital, LLC, as of February 25, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHERYL L. MERZ
Notary Public, State of Utah
Commission # 708552
My Commission Expires On
October 03, 2023

Signature: [signature]

Title: Managing Director

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RIDGEVIEW CAPITAL, LLC

REPORT PURSUANT TO Rule 17a-5 (d)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

BKD
CPAs & Advisors

250 E. 200 S., Suite 1200 | Salt Lake City, UT 84111-2472
801.531.9100 | Fax 801.531.9147 | bkd.com

Report of Independent Registered Public Accounting Firm

Members
Ridgeview Capital, LLC
Salt Lake City, Utah

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ridgeview Capital, LLC (the Company) as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 as of December 31, 2021 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2007.

BKD, LLP

Salt Lake City, Utah
February 21, 2022

CONTENTS

Ridgeview Capital, LLC
Statement of Financial Condition
December 31, 2021

Assets	
Cash and cash equivalents	$ 10,866
FINRA CRD	116
Property and equipment, at cost, net of accumulated depreciation of $45,085	-
Total assets	$ 10,982
Liabilities and Members' Equity	
Liabilities	$ -
Members' Equity	
Retained earnings	10,982
Total members' equity	10,982
Total liabilities and members' equity	$ 10,982

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Statement of Operations
For the Year Ended December 31, 2021

Revenues	
Expense reimbursement	$ 17,447
Total Revenues	17,447
Operating Expenses	
Insurance expense	576
Legal and professional	8,911
Office, telephone and supplies (Note 7)	6,000
Regulatory fees	1,960
Other fees	55
Total Expenses	17,502
Net Loss	$ (55)

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2021

		Total Members' Equity
Balance, December 31, 2020	$	11,037
Net loss		(55)
Capital Contribution		-
Balance, December 31, 2021	$	10,982

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(55)
Adjustments to reconcile net loss to net cash provided by operating activities		
FINRA CRD		55
Net cash used by operating activities		-
Cash Flows from Investing Activities		-
Contribution from member		-
Contributions by members		-
Net cash used in financing activities		-
Net Change in Cash and Cash Equivalents		-
Cash and Cash Equivalents, Beginning of Year		10,866
Cash and Cash Equivalents, End of Year	$	10,866
Supplemental Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income tax	$	-

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Notes to Financial Statements
December 31, 2021

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of Ridgeview Capital, LLC (the "Company"). The Company was originally organized as a Limited Liability Company in the State of Utah as Harvest Growth Partners, LLC on June 6, 2003. The Company subsequently changed its name on November 12, 2003.

The Company operates pursuant to the "non-covered firm" provision under Footnote 74 of SEC Release No. 34-70073 and does not hold funds or securities or owe funds or securities for, or owe money or securities to, customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that estimates are reasonable.

c. Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d. Concentrations of Credit Risk

The Company maintains its cash in federally insured bank accounts. The Company's accounts are all within the FDIC insurance limits. As such, the Company does not anticipate any losses on its cash accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e. Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred.

f. Property and Equipment

Property and equipment are stated at cost. Betterments and improvements are capitalized over their estimated useful lives, whereas repairs and maintenance expenditures on the assets are charged to expense as incurred. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) is eliminated and any resulting gain or loss is reflected accordingly. Leasehold improvements are amortized over the life of the lease. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Furniture and fixtures	5 years

g. Revenues

On January 1, 2018, The Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 606.

There was no impact to retained earnings as of January 1, 2018, or to revenue for the year ended December 31,2021 after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Transaction fees (deal fees) are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized as received. Costs connected with transaction fees are expensed as incurred. Interest income is recorded when earned pursuant to the applicable interest rate.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h. Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Therefore, no accrual for income taxes has been recorded in the financial statements.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2018 to the present, generally for three years after they are filed.

i. Fair value of Financial Instruments

The Company's financial instruments include cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values because of the short-term nature of these instruments.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2019:

Furniture and fixtures	$ 45,085
Total	45,085
Less: accumulated depreciation	(45,085)
Property and equipment, net	$ -

All property and equipment was fully depreciated as of December 31, 2012; therefore, there was no depreciation expense on property and equipment for the year ended December 31, 2021.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000 or 6 2/3% of Aggregate Indebtedness. At December 31, 2021, the Company had net capital of $10,866 which was $5,866 in excess of its required net capital of $5,000.

NOTE 5 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers.

NOTE 6 - RELATED PARTY TRANSACTIONS

Effective January 1, 2009, the Company entered into an expense sharing agreement with a related company. Under this agreement, the Company is required to pay $400 per month for general office expenses and $100 per month for telephone and other expenses. The term of this agreement expired December 31, 2021, but it renews automatically for additional one-year periods unless terminated by either party. Pursuant to this agreement, the Company has recorded office, telephone, and other expense of $6,000 for the year ended 2021.

NOTE 7 - RELATED PARTY INCOME AND EXPENSES

During the year ended December 31, 2021, a related company paid expenses on behalf of the Company, totaling $17,447, which has been recorded as other income for the year ended December 31, 2021.

NOTE 8 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for the year ended December 31, 2021 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 9 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 10 - SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2021 through February 21, 2022, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure in these financial statements as of December 31, 2021.

NOTE 11 – RISKS AND UNCERTAINTIES

As a result of the COVID-19 pandemic, economic uncertainties have arisen which may negatively affect the financial position, results of operations and cash flows of the Company. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

Ridgeview Capital, LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2021

Computation of Net Capital		
Total ownership equity (from Statement of Financial Condition)	$	10,982
Non allowable assets:		
FINRA CRD		(116)
Net Capital	$	10,866
Computation of Net Capital Requirements		
Minimum net capital indebtedness		
6.67% of net aggregate indebtedness		-
Minimum dollar net capital required		5,000
Net Capital required (greater of above amounts)		5,000
Excess Capital	$	5,866
Net capital less greater of 10% of total aggregate indebtedness or 120% of mimimum net capital requirement	$	4,866
Computation of Aggregate Indebtedness		
Total liabilities (from Statement of Financial Condition)		-
Ratio of indebtedness to net capital		0.00

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2021)

There are no material differences noted in the Company's net capital computation at December 31, 2021

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2021

The Company has no reserve deposit obligations under SEC 15c3-3(3) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Ridgeview Capital, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2021

The Company has no possession or control obligations under SEC 15c3-3(3) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

BKD
CPAs & Advisors

250 E. 200 S., Suite 1200 | Salt Lake City, UT 84111-2472
801.531.9100 | Fax 801.531.9147 | bkd.com

Report of Independent Registered Public Accounting Firm

Members
Ridgeview Capital, LLC
Salt Lake City, Utah

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ridgeview Capital, LLC (the Company) identified that it does not claim an exemption under paragraph (k) of 17 CFR §15c3-3 and is relying on the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR § 240.17a-5 (the exemption provision) and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR § 240.17a-5.

BKD, LLP

Salt Lake City, Utah
February 21, 2022

RIDGEVIEW

Ridgeview Capital, LLC Exemption Report

Ridgeview Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17.C.F.R. § 240.17a-5(d)(1) and (4). To the best of our knowledge and belief, the Company states the following:

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to : (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients or referring securities transactions to other broker-dealers and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Ridgeview Capital, LLC

I, C. Burton Stohl, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

C. Burton Stohl
February 11, 2022